Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 8, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry	Spirgel

 Jessica Plowgian

Intelsat Global Holdings S.A.

Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-181527)

Ladies and Gentlemen:

On behalf of Intelsat Global Holdings S.A., a Luxembourg société anonyme (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement (the “Registration Statement”) on Form F-1 of the Company, together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2012.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Larry Spirgel, dated July 2, 2012 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Our Reorganization Transactions, page 10

1.	We note your response to comment 1 from our letter dated June 12, 2012. Please further expand your disclosure to reflect the ratio that will be used to reclassify your Class A and Class B shares in connection with your reorganization transaction.

Response to Comment 1

The Registration Statement has been revised in response to the Staff’s comment. Please see page 10. The Company respectfully advises the Staff that it will fill in the ratios that will be used to reclassify the Class A shares into common shares and the Class B shares into common shares in a subsequent pre-effective amendment to the Registration Statement.

Other

2.	We note your response to comment 7 from our letter dated June 12, 2012. Please provide us with support for the statement in your proposed artwork that you operate “the world’s largest integrated satellite and fiber network.” While we note your disclosure on page 88 that you “believe” you operate “one of the largest, most reliable and most technologically advanced commercial communications networks in the world,” your assertion in your proposed artwork that you operate the world’s largest integrated satellite and fiber network does not appear to be reflected in your registration statement.

Response to Comment 2

The Company respectfully advises the Staff that based upon quantity of capacity and number of satellites, the Company operates the world’s largest satellite network. Based on third-party sources and public filings, there is only one other operator that is close in size to the Company’s system. Based upon a thorough review of that other operator’s public website and on the Company’s knowledge obtained by competing with that operator for business, this other operator does not have an integrated fiber network on which it markets branded services. This data supports, and results in the Company’s confidence in stating, that the Company operates the world’s largest integrated satellite and fiber network. The Company is supplementally providing the Staff with the marketing materials from the other operator’s website that support the statement referenced in the Staff’s comment.

3.	We note that the second opinion contained in the draft legal opinion submitted supplementally indicates that the shares, once duly subscribed to, fully paid and issued in accordance with the board resolutions, will be validly issued, fully paid and non-assessable. Please revise so that the opinion also states that the shares will be validly issued, fully paid and non-assessable when issued in the manner described in the registration statement.

Response to Comment 3

The legal opinion has been revised in response to the Staff’s comment. The Company has supplementally provided a revised draft of the legal opinion for the Staff’s review.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3309 or Brian M. Janson at (212) 373-3588.

Sincerely,

/s/ Raphael M. Russo

Raphael M. Russo

Enclosure

cc:	Phillip L. Spector, Esq.
Intelsat Global Holdings S.A.

Raymond Y. Lin
Latham & Watkins LLP